SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY WEFUNDER (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

FOR SUBSCRIPTIONS MADE UNDER REGULATION CROWDFUNDING, INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH INVESTOR IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY INVESTOR IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

FOR SUBSCRIPTIONS MADE UNDER RULE 506(C) OF REGULATION D, THE SECURITIES MAY ONLY BE PURCHASED BY PERSONS WHO ARE "ACCREDITED INVESTORS" (AS THAT TERM IS DEFINED IN SECTION 501 OF REGULATION D PROMULGATED UNDER THE ACT). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER

IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A

PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

To: Vampr, Inc.
3110 Main St., Bldg. C
Santa Monica, CA 90405

Ladies and Gentlemen:

1. **Subscription**.

(a) The undersigned ("***Investor***") hereby irrevocably subscribes for and agrees to purchase shares (the "***Shares***") of Series Seed-2 Preferred Stock (the "***Series Seed-2 Preferred Stock***"), par value $0.00001 per share, of Vampr, Inc., a Delaware corporation (the "***Company***"), which shares of Series Seed-2 Preferred Stock are convertible into shares of Common Stock of the Company, par value $0.00001 per share (the "***Common Stock***"). Such purchases shall be made at a purchase price of $17.7294 per share of Series Seed-2 Preferred Stock (the "***Per Security Price***"), rounded down to the nearest whole share based on Investor's subscription amount, upon the terms and conditions set forth herein. The purchase price of each Share is payable in the manner provided in Section 3(a) below. The Shares being subscribed for under this Subscription Agreement and the Common Stock issuable upon the conversion of the shares of Series Seed-2 Preferred Stock subscribed for herein are sometimes referred to herein as the "***Securities***." The rights and preferences of the Securities are as set forth in the Amended and Restated Articles of Incorporation of the Company any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By subscribing to the Offering, Investor acknowledges that Investor has received and reviewed a copy of the Form C and Offering Materials and any other information required by Investor to make an investment decision with respect to the Securities.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to the Termination Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Investor only a portion of the number of the Shares that Investor has subscribed to purchase hereunder. The Company will notify Investor

whether this subscription is accepted (whether in whole or in part) or rejected. If Investor's subscription is rejected, Investor's payment (or portion thereof if partially rejected) will be returned to Investor without interest and all of Investor's obligations hereunder shall terminate.

(d) The aggregate number of shares of Series Seed-2 Preferred Stock that may be sold by the Company in this offering pursuant to Regulation Crowdfunding shall not exceed 32,579 shares (the "***Maximum Shares***"). The Company may accept subscriptions until such termination date identified in the Form C of the Company, unless earlier terminated by the Company in its sole discretion (the "***Termination Date***"). Provided that subscriptions for at least 2,821 shares of Series Seed-2 Preferred Stock are received (the "***Minimum Offering***"), the Company may elect at any time to close all or any portion of this offering on various dates at or prior to the Termination Date (each a "***Closing***").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Shares (or any portion thereof) to Investor is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 7 hereof, which shall remain in force and effect.

(f) The terms of this Subscription Agreement shall be binding upon Investor and its transferees, heirs, successors and assigns (collectively, "***Transferees***"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Investor, terms of this Subscription Agreement, and the Company consents to the transfer in its sole discretion.

2. **Custodial and Voting Agreement**. By subscribing to the Offering and executing this Subscription Agreement, Investor (and, if Investor is purchasing the Shares subscribed for hereby in a fiduciary capacity, the person or persons for whom Investor is so purchasing) understands that the Shares will be held by XX Investments, LLC (the "***Custodian***") as custodian for the benefit of the Investor pursuant to the ***Custodial and Voting Agreement*** executed concurrently with this Subscription Agreement and available at https://wefunder.com/legal/custodian.

3. **Joinder to Investment Agreement**. By subscribing to the Offering and executing this Subscription Agreement, Investor (and, if Investor is purchasing the Shares subscribed for hereby in a fiduciary capacity, the person or persons for whom Investor is so purchasing) hereby joins as a party that is designated (a) as an "Investor" under the of (i) the Series Seed-2 Investors' Rights Agreement to be dated as of the initial Closing, in substantially the form attached hereto as Exhibit A (the "***Investors' Rights Agreement***"). Any notice required or permitted to be given to Investor under the Investors' Rights Agreement shall be given to Investor at the address provided with Investor's subscription. Investor confirms that Investor has reviewed the Investors' Rights Agreement and will be bound by the terms thereof as a party who is designated as an "Investor" under the Investors' Rights Agreement.

4. **Purchase Procedure**.

(a) Payment. The purchase price for the Shares shall be paid simultaneously with Investor's subscription. Investor shall deliver payment for the aggregate purchase price of the Securities by wire transfer, check, by credit or debit card, or by any combination of such methods, to an account established with the Escrow Agent (as hereafter defined)

(b) Escrow Arrangements. For payments made by ACH electronic transfer or wire transfer, payment for the Securities by Investor shall be received by the Qualified Third Party, as defined by Regulation Crowdfunding, (the "***Escrow Agent***") from Investor by transfer of immediately available funds, or other means approved by the Company at least two days prior to the applicable Closing in the amount of Investor's subscription using the instructions below. For payments made by credit or debit card, payment for the Securities shall be received by Escrow Agent from Investor at least two days prior to the applicable Closing Date, in the amount of Investor's subscription. Investors should note that prior to receipt by Escrow Agents, credit and debit card payments will incur transaction fees charged by the third-party card processing service.

Upon a successful Closing, the Escrow Agent shall release Investor's funds to the Company. The Investor shall receive notice and evidence of the digital entry of the number of the Securities beneficially owned by Investor reflected on the books and records of the Company and XX Investments, LLC (the "***Transfer Agent***"), which books and records shall bear a notation that the Securities were sold in reliance upon Section 4(a)(6) of the Securities Act. Upon written instruction by the Investor, the Transfer Agent may record the Shares beneficially owned by the Investor on the books and records of the Company in the name of any other entity as designated by the Investor.

5. **Representations and Warranties of the Company**. The Company represents and warrants to Investor that the following representations and warranties are true and complete in all material respects as of the date of each Closing:

(a) Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, the Securities and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary corporate action on the part of the Company. The Securities, when issued, sold and delivered against payment

therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d) Authority for Agreement. The acceptance by the Company of this Subscription Agreement, and the consummation of the transactions contemplated hereby and thereby, are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon the Company's acceptance of this Subscription Agreement, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No Filings. Assuming the accuracy of Investor's representations and warranties set forth in Section 5 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the acceptance, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder, under Regulation D, or under any applicable state securities laws (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial Statements. Complete copies of the Company's financial statements, consisting of the statement of financial position of the Company as of its fiscal year end on December 31, 2018 and December 31, 2019, and the related consolidated statements of income and cash flows for the respective periods then ended (collectively, the "***Financial Statements***"), have been made available to Investor and appear in the Offering Materials. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the respective periods indicated. IndigoSpire Advisors, LLC, who has audited the Financial Statements at December 31, 2018 and December 31, 2019, and for each fiscal year then ended, is an independent accountant within the rules and regulations adopted by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. Except as disclosed in the Offering Materials, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) to the Company's knowledge, against any

consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

6. **Representations and Warranties of Investor**. By subscribing to the Offering, Investor (and, if Investor is purchasing the Shares subscribed for hereby in a fiduciary capacity, the person or persons for whom Investor is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of each Closing:

(a) Requisite Power and Authority. Investor has all necessary power and authority under all applicable provisions of law to subscribe to the Offering, to execute and deliver this Subscription Agreement, to join as a party to the Custodial and Voting Agreement, and to carry out the provisions of such respective agreements. All action on Investor's part required for the lawful subscription to the offering have been or will be effectively taken prior to the Closing. Upon subscribing to the Offering, this Subscription Agreement and the Custodial and Voting Agreement will be valid and binding obligations of Investor, enforceable in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Company Information. Investor has had an opportunity to discuss the Company's business, management and financial affairs with directors, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Investor has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Investor acknowledges that except as set forth herein, no representations or warranties have been made to Investor, or to Investor's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(c) Investment Experience. Investor has sufficient experience in financial and business matters to be capable of utilizing such information to evaluate the merits and risks of Investor's investment in the Securities, and to make an informed decision relating thereto; or Investor has utilized the services of a purchaser representative and together they have sufficient experience in financial and business matters that they are capable of utilizing such information to evaluate the merits and risks of Investor's investment in the Securities, and to make an informed decision relating thereto.

(d) Investor Determination of Suitability. (i) Investor has evaluated the risks of an investment in the Shares, including those described in the section of the Offering Materials captioned "Risk Factors", and has determined that the investment is suitable for Investor. Investor has adequate financial resources for an investment of this character, and at this time Investor could bear a complete loss of Investor's investment in the Company. (ii) For purchases under Rule 506(c) of Regulation D, Investor represents that Investor is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act. Investor represents and warrants that the information set forth on the signature page hereto concerning Investor is true and correct. Investor represents that to the extent it has any questions with respect to its status as an accredited investor,

or the application of the investment limits, it has sought professional advice. Investor has the requisite knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an investment in the Company.

(e) No Registration. Investor understands that the Securities are not being registered under the Securities Act of 1933, as amended (the "***Securities Act***"), on the ground that the issuance thereof is exempt under Section 4(a)(6) of the Securities Act, and that reliance on such exemption is predicated in part on the truth and accuracy of Investor's representations and warranties, and those of the other purchasers of the shares of Securities in the offering. Investor further understands that the Securities are not being registered under the securities laws of any states on the basis that the issuance thereof is exempt as an offer and sale not involving a registerable public offering in such state, since the Shares are "covered securities" under the National Securities Market Improvement Act of 1996. Investor covenants not to sell, transfer or otherwise dispose of any Securities unless such Securities have been registered under the Securities Act and under applicable state securities laws, or exemptions from such registration requirements are available.

(f) Illiquidity and Continued Economic Risk. Investor acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. The Company has no obligation to list any of the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Investor must bear the economic risk of this investment indefinitely and Investor acknowledges that Investor is able to bear the economic risk of losing Investor's entire investment in the Securities.

(g) Resales. For purchases under Regulation Crowdfunding, Investor agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Investor's family or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.

(h) Investment Limits. Investor represents that either:

(i) Either of Investor's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act

within the previous 12 months, is either less than(A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Investor's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(i) Stockholder Information. Within five days after receipt of a request from the Company or the Custodian, Investor hereby agrees to provide such information with respect to its status as a stockholder (or potential stockholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject, including, without limitation, the need to determine the accredited status of the Company's stockholders. **Investor further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(j) Valuation. Investor acknowledges that the price of the shares of Securities to be sold in this offering was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. Investor further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that Investor's investment will bear a lower valuation.

(k) Domicile. Investor maintains Investor's domicile (and is not a transient or temporary resident) at the address provided with Investors subscription.

(l) Foreign Investors. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Investor's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of Investor's jurisdiction.

7. **Indemnity**. The representations, warranties and covenants made by Investor herein shall survive the closing of this Subscription Agreement. Investor agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by Investor to comply with any covenant or agreement made by

Investor herein or in any other document furnished by Investor to any of the foregoing in connection with this transaction.

8. **Governing Law; Jurisdiction**. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF INVESTOR AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF CALIFORNIA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF INVESTORS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. INVESTOR AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND PROVIDED WITH INVESTORS SUBSCRIPTION.

9. **Notices**. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

Vampr, Inc.
3110 Main St., Bldg C,
Santa Monica, CA 90405

If to Investor, at Investor's address supplied in connection with this subscription, or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by email shall be confirmed by letter given in accordance with (a) or (b) above.

10. **Miscellaneous**.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Investor.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right,

power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY: Vampr Inc.

Founder Signature

Name: [FOUNDER_NAME]
Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ____

SUBSCRIBER:

By: Investor Signature

Name:[INVESTOR NAME]
Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT A

SERIES SEED-2 INVESTORS' RIGHTS AGREEMENT

THIS INVESTORS' RIGHTS AGREEMENT (the "Agreement") is made as the date included in the signature page to this Agreement, by and **among** Vampr, Inc., a Delaware corporation (the "**Company**"), and each of the investors listed on Schedule A hereto, each of which is referred to in this Agreement as an "**Investor.**" For the avoidance of doubt, each person that is a party to the Subscription Agreement (as defined below) as an "Investor" thereunder is hereby deemed automatically, and without any further action, to have joined this Agreement and become a party hereof as an "Investor" pursuant to Section 2 of the Subscription Agreement, notwithstanding any failure by such Person have executed or delivered this Agreement to any other party hereof.

RECITALS

WHEREAS, in order to induce the Company to enter into the Series Seed-2 Preferred Stock Subscription Agreement (the "**Subscription Agreement**"), and to induce the Investors to invest funds in the Company pursuant to the Subscription Agreement, the Investors and the Company hereby agree that this Agreement shall govern the rights of the Investors to participate in future equity offerings by the Company, receive advantageous rights provided to other investors in the future, and undertake certain actions in the event of a merger or acquisition of the Company;

WHEREAS, the Company seeks to provide those same above referenced rights to all subsequent holders of such Series Seed-2 Preferred Stock following a transfer by an Investor and prior to the termination of this Agreement;

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and other consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

1. Definitions.

1.1. **Joinder** means any document or agreement evidencing the Investor's intention to become party to this Agreement.

1.2. **Liquidating Event** means any voluntary or involuntary liquidation, dissolution, or winding up of the Company, or Deemed Liquidation Event as that terms is defined in the Amended and Restated Certificate of Incorporation of the Company.

1.3. **Major Investor** means any Investor who purchases at least $50,000 worth of the Series A Preferred Stock subject to the Subscription Agreement.

1.4. **Person** means any indidivual, corporation, partnership, trust, limited liability company, association, or other entity.

1.5. **Pro Rata Share** means means the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the Series Seed-2 Preferred Stock owned by such Investor, to (b) the number of shares of the Company's Common Stock on a fully-diluted basis,

including those shares issuable upon conversion of any other class of Preferred Stock, outstanding warrants, options, and other convertible securities.

1.6. **New Securities** means any Common Stock or Preferred Stock, whether now authorized or not, and rights, options or warrants to purchase Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Stock or Preferred Stock; provided, however, that "**New Securities**" does not include: (a) shares of Common Stock issued or issuable upon conversion of any outstanding shares of Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants, or rights to purchase any securities of the Company outstanding as of the Subscription Agreement Date and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued after the Subscription Agreement Date to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Board; (e) shares of the Company's Preferred Stock issued pursuant to the Subscription Agreement; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act.

1.7. **Next Financing** means an equity financing by the Company after the date hereof.

1.8. **Next Financing Documents** means any documents, including, if applicable, investor rights, co-sale, voting, and other agreements, executed by the investors purchasing securities in the Next Financing

1.9. **Subscription Agreement** means the Series Seed-2 Preferred Stock Subsciption Agreement of even date herewith by and among the Company and certain of the Investors.

1.10. **Series Seed-2 Preferred Stock** means shares of the Company's Series Seed-2 Preferred Stock, par value $0.00001 per share.

1.11. **Transferee** means any Person who has acquired Series Seed-2 Preferred Stock from an Investor and not from the Company.

2. Drag Along.

2.1. In the event of a Liquidating Event, and in each case as approved by (i) the Company's board of directors, (ii) holders of at least a majority of the shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock), and (iii) the holders of a majority of the outstanding shares of the Company's Series Seed Preferred Stock, Investor agrees to vote all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by Investor (whether Common Stock or any shares of the Company's Preferred Stock) in favor of, and adopt, such Liquidating Event and to execute and deliver all related documentation and take such other action in support of the Liquidating Event as may reasonably be requested by the Company to carry out the terms and provision of this Section 2.1, including executing and delivering instruments of

conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by this section will not apply to a Liquidating Event if the other party involved in such Liquidating Event is an affiliate or stockholder of the Company holding more than 10% of the voting power of the Company.

3. Participation Rights.

3.1. Right of First Refusal. Each Investor has the right of first refusal to purchase the Investor's Pro Rata Share of any New Securities that the Company may from time to time issue after the date of this Agreement, provided, however, the Investor will have no right to purchase any such New Securities if the Investor cannot demonstrate to the Company's reasonable satisfaction that such Investor is at the time of the proposed issuance of such New Securities eligible to purchase such New Securities under applicable securities laws.

3.2. Notice. If the Company proposes to undertake an issuance of New Securities, it shall give notice to each Investor of its intention to issue New Securities (the "***Notice***"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue the New Securities. Each Investor will have fourteen (14) days from the date of notice, to agree in writing to purchase such Investor's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Investor's Pro Rata Share).

3.3. Exercise Period. If the Investors fail to exercise in full the right of first refusal within the 14 day period, then the Company will have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Investors' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the Investors thereof than specified in the Company's Notice to the Investors. If the Company has not issued and sold the New Securities within the 120-day period, then the Company shall not thereafter issue or sell any New Securities without again first offering those New Securities to the Investors pursuant to this Section.

4. Additional Rights and Obligations.

4.1. Proxy.

(a) The Investor hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the

Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b) Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Investor's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Investor pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Investor otherwise exist against the Proxy. The Investor shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Investor pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Investor the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Investor or otherwise. The Investor acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c) A decision, act, consent or instruction of the Proxy constitutes a decision of the Investor and is final, binding and conclusive upon the Investor. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Investor. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d) The Investor hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by the Investor into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

4.2. <u>Information Rights</u>. Major Investors will be granted the following information rights (1) annual unaudited financial statements for each fiscal year of the company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the company (except the last quarter of the company's fiscal year), including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it will provide those in lieu of the unaudited versions.

5. Obligations on Transfer.

5.1. Joinder of Transferee. It will be a condition of the transfer of the Series Seed-2 Preferred Stock held by Investor that any such Transferee become party to this Agreement. Neither the Company not its Transfer Agent, if any, shall recognize such transfer unless presented with evidence of such Transferee's acceptance of this Agreement in a form substantially similar to the form of Joinder included in Exhibit 1 hereto.

6. Termination. This Agreement shall terminate and be of no further force or effect (i) immediately before the consummation of an initial public offering registered under the Securities Act of 1933 by the Comapny**,** (ii) **when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii)** upon a Deemed Liquidation Event, as such term is defined in the Restated Certificate, whichever event occurs first.

7. Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF INVESTOR AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF CALIFORNIA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF INVESTORS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS INVESTORS' RIGHTS AGREEMENT. INVESTOR AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8. HOWEVER, NOTHING IN THIS PARAGRAPH SHALL BE CONSTRUED TO BE APPLICABLE TO ANY ACTION ARISING UNDER THE FEDERAL SECURITIES LAWS.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS INVESTORS' RIGHTS AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. BY AGREEING TO THIS PROVISION, EACH PARTY WILL NOT BE DEEMED TO HAVE WAIVED THE COMPANY'S COMPLIANCE WITH U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

8. Notices. Notice, requests, demands and other communications relating to this Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled on the date of such delivery to the address of the respective parties as follows

If to the Company, to:

Vampr, Inc.
3110 Main St., Bldg C,
Santa Monica, CA 90405

If to Investor, at Investor's address supplied in connection with the Investor's Subscription Agreement or Joinder, or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by email shall be confirmed by letter given in accordance with (a) or (b) above.

9. Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Series Seed-2 Preferred Stock after the date hereof, any purchaser of such shares of Series Seed-2 Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

10. Miscellaneous.

10.1. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

10.2. This Agreement is not transferable or assignable by Investor.

10.3. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

10.4. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of two-thirds of the Series A Preferred Stock then outstanding.

10.5. In the event any part of this Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

10.6. The invalidity, illegality or unenforceability of one or more of the provisions of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder

of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

10.7. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

10.8. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

10.9. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

10.10. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

10.11. If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Series A Preferred Stock shall be immediately subject to this Investors' Rights Agreement, to the same extent that the Series A Preferred Stock, immediately prior thereto, shall have been covered by this Agreement.

10.12. No failure or delay by any party in exercising any right, power or privilege under this Investors' Rights Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*Signature pages follow*]

IN WITNESS WHEREOF, this this Series Seed-2 Investors’ Rights Agreement is entered into as of [date].

VAMPR, INC.

By: ______________________________________

Name: ______________________________________

Address: ______________________________________

____

SCHEDULE A

Series Seed-2 Preferred Stock

Name and Address	**Number of Shares Held**
[___]	[___}

EXHIBIT 1

JOINDER AGREEMENT

This Joinder Agreement ("**Joinder Agreement**") is executed on ___________________, 20__, by the undersigned (the "**Holder**") pursuant to the terms of that certain Series Seed-2 Investors' Rights Agreement dated as of __________, 2020 (the "**Agreement**"), by and among the Company and certain Investors, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Joinder Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Joinder Agreement, the Investor agrees as follows.

1.1 Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company or options, warrants or other rights to purchase such capital stock (collectively, the "**Capital Stock**") for one of the following reasons (Check the correct box):

☐ as a transferee of Capital Stock from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" for all purposes of the Agreement.

☐ as a new Investor in accordance with Section 9 of the Agreement, in which case Holder will be an "Investor" for all purposes of the Agreement.

1.2 Agreement. Holder hereby (a) agrees that the Capital Stock, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto, in the capacity as an "Investor".

1.3 Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: ________________________

By: ______________________________
Name and Title of Signatory

Address: ___________________________

____

Email: ____________________________

ACCEPTED AND AGREED:

VAMPR, INC.

By: ___________________________________

Title: _________________________________